

Mail Stop 3030

December 3, 2015

Via E-mail
Ty A. Lombardi
Vice President Finance
Amedica Corporation
1885 West 2100 South
Salt Lake City, Utah 84119

     Re: **Amedica Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 24, 2015
               File No. 001-33624

Dear Mr. Lombardi:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibits 31.1 and 31.2

1.   We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery